Filed by EdtechX Holdings Acquisition Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: EdtechX Holdings Acquisition Corp. II

(Commission File No. 001-39792)

EdtechX Holdings Acquisition Corp. II & zSpace – Business Combination Call Transcript

Speakers

Benjamin Vedrenne-Cloquet, EdtechX Holdings Acquisition Corp. II – Chief Executive Officer

Paul Kellenberger, zSpace – Chief Executive Officer

Jackie Keshner, Gateway Group – Investor Relations

SETUP

Speaker Dial-In Numbers

Pre-Record – May 9th at 11:30am ET

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●	Conference ID: 2292796#

Actual Announcement Call – May 17th at 9:00am ET

●	TOLL-FREE: (877) 559-4661

●	TOLL/INTERNATIONAL: +1 (213) 320-2349

●	Conference ID: 5589069#

●	All speakers will dial into the speaker dial-in numbers above approximately 15 minutes prior to the conference start time. Once all speakers are connected, they will be placed into a sub-conference where the operator will review any special instructions with them, as well as perform a sound check.

●	All other parties will dial into (844) 394-6993 or +1 (213) 320-2413 approximately 10 minutes prior to the conference start time and ask for the EdtechX Holdings Acquisition Corp. II and zSpace Business Combination Call, Conference ID 5589069. As they dial in, the operator will retrieve their names, company names and phone numbers and they will then be placed on a brief music hold until the call is ready to begin.

If at any point anyone on the conference call requires operator assistance, they may access the operator by pressing *0.

PRESENTATION

Jackie Keshner – Gateway Group – External Director of IR

Good morning, everyone, and thank you for participating in today’s conference call to discuss the proposed business combination between EdtechX Holdings Acquisition Corp. II and zSpace, Inc.

Joining me today are Benjamin Vedrenne-Cloquet, CEO of EdtechX Holdings Acquisition Corp. II, and Paul Kellenberger, CEO of zSpace.

On today’s webcast, EdtechX Holdings has made available a slide presentation that will follow along with the presenter’s commentary. The presentation, as well as the Form 8-K containing the merger agreement, can be found at the website of the U.S. Securities and Exchange Commission at www.sec.gov. The presentation is also available for download on EdtechX Holdings’s website at edtechxcorp.com. Today’s call has been pre-recorded and will not include a question & answer session.

I would like to begin by reminding everyone that the discussion today contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between zSpace, Inc. and EdtechX Holdings Acquisition Corp. II. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of EdtechX Holdings’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and accompanying proxy statement/prospectus that will be filed by EdtechX Holdings in connection with the proposed transaction and other documents filed by EdtechX Holdings from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Listeners are cautioned not to put undue reliance on forward-looking statements, and zSpace and EdtechX Holdings assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither zSpace nor EdtechX Holdings gives any assurance that either zSpace or EdtechX Holdings will achieve its expectations.

In connection with the proposed transaction, EdtechX Holdings intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of EdtechX Holdings, referred to as a proxy statement/prospectus. The definitive proxy statement/prospectus will be sent to the stockholders of EdtechX Holdings. EdtechX Holdings and zSpace also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of EdtechX Holdings and zSpace are urged to read the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by EdtechX Holdings and zSpace through the website maintained by the SEC at www.sec.gov.

I would like to remind everyone that this call will be available for webcast replay via the link provided in today’s press release, as well as on the investor section of the company’s website at zspace.com.

Now, I would like to turn the call over to the CEO of EdtechX Holdings Acquisition Corp. II, Benjamin Vedrenne-Cloquet. Ben?

Benjamin Vedrenne-Cloquet – EdtechX Holdings Acquisition Corp. II – CEO

Thank you, Cody, and good morning, everyone. It’s great to be joining you today. Before hearing from Paul Kellenberger and the great business he and his team are building at zSpace, I wanted to provide a brief history of our SPAC and how the proposed merger we are discussing today aligns with our well-defined objectives and with the structural trends driving digital transformation and growth in the global education and training industry. To start, please follow me to slide 6…

EdtechX Holdings, listed on Nasdaq in December 2020, is our 2nd SPAC focused on the fast-growing education technology and Future of Work industries.

My EdtechX Holdings co-founder, Charles McIntyre, and I have extensive investment, operational and M&A experience in the education and training sector.

To set the scene, the global education and training sector is large, approximately $6 trillion, and is currently undergoing a phase of accelerated digital transformation and global consolidation.

Global EdTech expenditures, or spending on digital solutions in education and training, are expected to reach approximately $300 billion in 2022, and we expect these to continue growing at a 16.3% compounded annual growth rate to $404 billion in 2025. Even at this level, digital spend will only represent 5.5% of the total education and training market, meaning there is still considerable growth potential for the edtech industry. The sector has also been a structural beneficiary of the Covid-19 pandemic, which has created unique conditions for sustained and accelerated mass adoption of digital education and training by students and workforces globally. Digital Education and Training have become mainstream.

We believe this long rising tide of growth and digital transformation is here to stay and is already fueling our knowledge economy by providing students and the workforce with opportunities to learn, upskill and reskill at a faster pace and in a much more efficient and sustainable way.

EdtechX Holdings also has a strong IMPACT AND ESG ethos. At the time of our IPO, Charles and I pioneered the concept of the “SPAC For Good” pledge by which we publicly committed to grant a percentage of our founders’ shares to non-profit initiatives supporting digital inclusion in education.

More importantly, we have also developed a unique Impact and ESG self-assessment methodology for edtech companies, their Boards and leadership teams. The methodology examines seven metrics material to the edtech sector, including, to name a few: Reach and affordability, Efficacy of education or training, Responsible selling and marketing practices, and Customer privacy and data security …

In our conversations with Paul and the zSpace team, we recognized that these values are at the core of zSpace’s business.

First because, as a leading provider of augmented and virtual reality technology in the global education market, zSpace is providing access to innovative and engaging instruction, at scale, and we believe better than anyone. zSpace’s solutions reach thousands of schools and over one million learners annually in the U.S. and increasingly globally.

At the heart of our investment thesis, we believe that when digital solutions go mainstream—as they have in the music, gaming, and retail industries, among others—experiential solutions need to be reinvented and ultimately become premium.

….Well, education is no exception: digital has gone mainstream, and we believe zSpace is reinventing experiential learning like no other.

Second, zSpace’s offerings enable deeper engagement among learners in various fields that are fundamental to futureproofing our students and workforce. These include science, technology, engineering, medical, gaming design, and mathematics curricula.

Finally, zSpace is not only an effective and exciting instructional platform, but also a trend-setting industry leader. As we highlight on slide 7, the company operates at the intersection of edtech and the expanding metaverse.

The global AR, VR, and mixed reality (MR) market reached $28 billion in 2021 and is predicted to rise to over $250 billion by 2028. A 2020 Statista survey of AR and VR experts found that education and Workforce training were predicted to have the second and third highest rates, respectively, of adoption of immersive technologies relative to other sectors. Another Holon IQ report estimated that spending on AR and VR in Education is expected to grow at a compounded annual growth rate of 32% to reach $12.6 billion in 2025. As such, we view zSpace as a leader of the emerging “eduverse”—a realm defined by applications of AR and VR that have the potential to provide next-generation experiential learning to millions of students globally, at scale and at a relatively low cost.

To review the transaction details on slides 8 and 9, our combined company will be named zSpace Technologies, Inc. and is expected to remain listed on Nasdaq under the new ticker symbol “ZSPX.” The combined company will have an estimated post-transaction enterprise value of $195 million, assuming no redemptions by EdtechX Holdings’ public stockholders. This represents a 2023 revenue multiple of 3.5x. Cash proceeds from the transaction will comprise up to $117 million in cash held in our trust account before redemptions and the payment of certain expenses, as well as $25 million in financing proceeds from a fully committed private placement, or PIPE. Net proceeds are expected to go entirely towards funding the company’s organic growth and AR/VR software acquisition strategy.

Under the terms of the PIPE, two of zSpace’s existing shareholders, Kuwait Investment Authority and Gulf Islamic Investments, have committed to acquire $25 million of shares of EdtechX common stock at $10.15 per share in a private placement in exchange for the retirement of an aggregate $25 million of debt owed by the Company. The PIPE is expected to close concurrently with the proposed business combination.

As evidence of their belief in the future of the Company, existing zSpace shareholders are rolling over 100% of their existing equity holdings in the transaction. They also have agreed, together with EdtechX Holdings’ Sponsors, to a lock-up provision of between 6 to 18 months.

The transaction includes a stock earnout representing 28.5% of the stock consideration issued to zSpace shareholders and up to 50% issued to EdtechX at closing, in the form of escrowed ordinary shares. These will be released upon the combined company meeting certain performance conditions over the 5-year period, starting with closing of the business combination. Up to 50% of the EdtechX Sponsor group shares are also subject to vesting. Including the earnout, the transaction represents a pro forma 2023 revenue multiple of 4.2x.

The transaction is currently expected to close in the fourth quarter of 2022, subject to regulatory and stockholder approvals. The transaction will also require the satisfaction of the minimum cash condition—which is equal to $24 million in net proceeds after the repayment of primary debt and transactions costs—and the satisfaction of other customary closing conditions.

We are proud to support zSpace’s mission and help facilitate its next phase of growth, and we look forward to working alongside the zSpace team to provide accessible, experiential instruction to students around the world. I’d now like to turn the call over to zSpace’s CEO, Paul Kellenberger, to take you through the business and growth potential in even greater detail. Paul?

Paul Kellenberger – zSpace – CEO

Thank you, Ben, and good morning, everyone. It’s great to be joining you today.

As Ben mentioned, zSpace is a leading provider of AR and VR technology in the global education market. As you can see on slide 10, our proprietary, innovative technology facilitates immersive learning experiences across science, technology, engineering, and various workforce applications. Our solutions drive significant growth across the entire learning spectrum, improving outcomes and efficacy from K-12 classrooms to continuing and technical education settings. Career & Technical Education, as it is known in the US, or Workforce Development, as it is known more broadly and how I will refer to it, is also growing quickly with more and more immersive and impactful applications on zSpace and is helping to drive our growth.

To review the investment highlights on slide 11, our differentiated, immersive technology has significant customer adoption and financial growth opportunities. To date, we have sustained positive momentum in our current markets, with penetration in the top ten largest U.S. school districts and rapid growth across bookings and revenue. In fact, zSpace has been deployed in 94% of the top 100 school districts in the United States and has been used for workforce applications in 73% of these school districts, emphasizing the dexterity of our platform for learners across various classroom settings.

On an operational level, we believe our key strategic partnerships and network of third-party developers can enable us to achieve rapid international scale. We believe our existing business development pipeline provides visibility into our forecast for 2022 and beyond, and our targeted software acquisition pipeline offers profitable growth potential for continuing to increase zSpace’s annual recurring revenue, or ARR.

I’ll describe each of these points in greater detail throughout the call, but I’d first like to point you towards slide 12 to see the “WOW” factor of our products and why they are so impactful within the Education market, which has been our primary focus. The power of our technology is always best demonstrated in-person, but for now, I’ll invite you to watch this video and explore the other materials included in the investor section of our website to get a better sense of what our immersive technology looks like in action.

Moving to slide 13, we have been in the education market since late 2014, predating many of the metaverse-oriented technologies and businesses that have emerged more recently. We have over 75 employees, most of whom are based in the U.S. We sell directly at the school district level and Career & Technical Education, or workforce, programs in the U.S. Internationally, we drive sales exclusively through an indirect extensive reseller network. Our current, robust customer base includes the top ten largest school districts in the U.S. In total, we serve over 2,400 school customers in the U.S. as of March 31, 2022, with well over one million student users annually.

I’ll speak more specifically about our growth projections shortly, but I’ll first highlight our international market opportunity. Turning to slide 14, we estimate that the global education market represents an approximately $200 billion opportunity in the areas where zSpace is focused, combining the total addressable markets for K-12 and workforce development education. You can see the geographic breakdown of these representative market sizes across the U.S. and China, as well as the EMEA and APAC regions. Worldwide, there are over 3 million schools, providing us a significant runway of incremental growth to capture.

As we illustrate on slide 15, we also have an expansive opportunity within the U.S. market, which currently represents about 75% of our business. Major U.S. COVID-19 legislations have added funding for K-12 education, with an aggregate of approximately $190 billion in funding earmarked for education in the March 2020 CARES Act, the December 2020 COVID Relief Package, and the March 2021 American Rescue Plan.

At the end of 2021, only about 20% of these stimulus dollars had been spent, and most of this spending was allocated towards personal protective equipment and essential infrastructure needs. This leaves over $150 billion still to be spent over the next three years as schools adapt to the evolving needs of their students and necessities of today’s hybrid learning environments. We started seeing initial tailwinds from stimulus spending in the first quarter of 2022 and believe this pattern will continue throughout the next few years.

To speak about the instructional benefits of zSpace, the studies displayed on slide 16 and provided in the investor portion of our website demonstrate the effectiveness of our AR and VR technology in K-12 and workforce development classrooms. A third-party study conducted by researchers at Texas Tech University found that the use of our technology helped improve student grades in science and math by an average of 16%. Our offerings also promote greater social and emotional learning, or SEL, teaching students “soft skills” such as persevering through failure, developing confidence, and fostering empathy and compassion through multicultural exposure. These SEL skills have become even more critical on account of the pandemic, and the resulting related student learning loss that has occurred. With the immersive nature of our platform, students can engage with our material more fully and participate in a much more active learning process.

As you can see on slide 17, we have a variety of hardware offerings designed to facilitate intuitive, responsive, and comfortable user experiences. Our legacy offerings include the professional-grade, all-in-one desktop and our one-to-one laptop model, both of which include a stylus and built-in tracking, and light eyewear. The all-in-one model is commonly used as a station in development, design, and technical workforce-oriented classroom environments—with a ratio of two student users per model—while the one-to-one model is designed for individual student usage in a K-12 classroom setting. The price point for these models generally ranges between $50,000 and $70,000 per unit, depending on the particular software modules bundled with the model for a complete solution.

Our newest model, named Inspire, was just launched in January of this year, and it is the first zSpace product that does not require eyewear. It is also the first product manufactured for a top tier global PC manufacturer, which allows us to leverage their robust supply chain and expansive global reseller network. This represents an exciting new strategic direction for us as we benefit from this partnership with a major PC OEM and enhance the cutting-edge technology we offer to new and existing customers.

Many of our current technological advantages were borne from our roots as a government contract project. Looking at our differentiators on slide 18, we have always placed a strong priority on comfortable viewing, allowing full motion and flexibility relative to some of the heavier VR and AR headsets that are in-market today. Our products’ realism and flexibility allow us to provide natural, integrated, and collaborative user experiences, from set-up to classroom use. This fluid usability has consistently garnered praise from many of our district and campus customers, as we show on slide 19.

Even more important than our hardware is our software ecosystem. Our software content is similarly intuitive and comprehensive, and it is driving highly recurring revenue for our business. On slide 20, we provide just a small sample of our various K-12 and workforce modules, with our curriculum areas spanning physical science, math, health, automotive, AI and programming, and advanced manufacturing to name a few. These extensive offerings include hundreds of activities that align with NGSS (the Next Generation Science Standards), Common Core, and other state-specific learning standards, and they are often used to supplement training and industry certification programs in technical education settings. Whether a given module was designed by zSpace or a third party, it will facilitate an incredibly immersive and engaging experience, as previewed on slide 21.

To discuss how we view our competitive landscape, you’ll see on slide 22 that our unique technology—protected by over 70 patents—and our user-focused, education-oriented solutions position us as not only an edtech leader, but also a leading provider of AR and VR. This is crucial when the global AR, VR, and mixed reality, or MR, market has already reached $28 billion in 2021, and Statista predicts that it will rise to over $250 billion by 2028.

While we have no direct competitors in the U.S., many of our peers’ products still require the use of heavy headgear, and they are solely oriented towards either entertainment or enterprise usage. By contrast, our intuitive technology offers flexibility to a growing market of educational users. Our robust customer adoption, software content, K-12 and workforce market opportunity, and global base of resellers and 3rd party developers solidify our competitive advantage and our ability to drive increased scale.

To echo Ben’s comments earlier in the call, we are also operating in a time of ramping interest in the metaverse and several generalized products in this realm. However, as we highlight on slides 23 and 24, I want to emphasize that zSpace has had immersive educational experiences at the core of our vision for the past 10 years. We and other industry experts believe our technology has mainstream potential, and that it could serve as a main conduit for virtual concepts and worlds in the longer term.

As for our near-term growth strategy, slide 25 summarizes our three key strategic growth pillars, which will serve as the primary use of proceeds from our proposed business combination. We aim to drive continued growth in our U.S. market on an organic basis; drive towards international expansion in other high-growth regions, such as APAC and EMEA; and complete software acquisitions that add profitable ARR growth.

Starting with our first pillar on slide 26, we have significant sales and marketing growth plans after adapting our go-to-market strategy to today’s pandemic environment. Where our pre-pandemic sales strategy was driven by in-person initiatives, we subsequently had to pivot to a virtual and hybrid selling model—which is now solidified and primed for further continuation today. As we use this foundation to support new customer acquisition and leverage the tailwinds from increased stimulus spending, we also aim to cross-sell zSpace Inspire to existing customers and adapt our approach to the additional use cases this product offers. For instance, Inspire’s gaming-level capabilities have already resulted in numerous school districts purchasing Inspire for usage during the school day in the classroom with specific learning applications and after school usage in extracurricular activities, like eSports, and we are very encouraged by this additional demand driver.

On the international front, as I mentioned earlier, we are targeting and planning to invest in expansion opportunities in APAC and EMEA, where the company has not previously focused. Turning to our reseller footprint on slide 27, we are already in over 50 countries through over 25 major resellers, though our organic momentum in the U.S. is still our strongest source of demand.

In terms of our acquisitions, slide 28 highlights that we are primarily focused on layering in additional software applications that will enhance our already robust K-12 STEM and workforce content offerings, thereby driving additional higher-margin ARR growth. These acquisitions will make it easier for us to scale, as well as facilitate additional international growth. We have prioritized 5 potential near-term targets out of a total pipeline of 50, with one particular target already close to a definitive agreement. Taken together, these targets could add approximately $2 million in ARR to our 2022 revenue, as well as over $30 million in additional 2023 revenue.

As shown on slide 29, our near-term priorities comprise the three strategic growth pillars I just reviewed, as well as our goal of completing this business combination and becoming a publicly listed company in late 2022. As Ben mentioned, we anticipate completing the merger in the fourth quarter of this year.

Looking at our financial projections on slide 30, we expect to generate just over $37 million in revenue for 2022, with approximately $14 million in software ARR, which assumes an approximately $2 million contribution from pending software acquisitions that have not yet been completed. Between 2021 and 2024, we expect our revenue and ARR to grow at compounded annual growth rates of 47% and 62%, respectively.

In terms of our profitability, we’re focused on investing in growth, whether it be organic or via M&A activities, and we expect our gross margin to grow at a compounded annual growth rate of 44% between 2021 and 2024. With that said, we still expect to turn an operating profit by the end of 2023, with the goal to reach nearly $5 million in operating profits by 2024.

To dive in to our top-line expectations by region and product category, slide 31 illustrates sustained organic growth in our current U.S. and China markets, with added contributions from APAC and EMEA between this year and 2024. On a product level, we expect our mix to include a growing proportion of software and services contributions during this period as we bring additional software ARR into the business.

As you’ll see on slide 32, we expect our strong bookings momentum to support our revenue growth expectations through this year and 2023. While our work to fulfill booked orders, pursue additional upsell opportunities within our existing customer base, and add new customers represent some of the larger components of our revenue “bridge” this year and next, we expect to grow contributions from our international expansion efforts and software acquisitions by year-end 2023 as we make further headway on these initiatives.

To further illustrate our momentum so far this year, we are coming off the heels of the best first quarter performance in our company’s history, driving 30% year-over-year revenue growth. As displayed on slide 33, our bookings came in ahead of our expectations, growing 59% year-over-year despite the seasonal softness we typically experience in Q1. As a point of reference, Q2 and Q3 are typically the strongest seasonal periods in education, with lighter performance during Q4 and Q1, in that order.

While our Q1 2022 revenue performance did come in softer than expected, this was primarily due to pandemic-related supply chain delays that impacted our hardware availability. This created $13 million worth of revenues pending fulfillment that we expect to significantly negate over the course of Q2, positioning us well for the year ahead.

Turning to slides 34 through 36, you can see how we compare against our edtech and metaverse, AR, and VR peers from a valuation and financial metrics perspective. Within our peer group, we believe we have a strong runway for growth over 2022 and 2023 as we aim to execute our organic, international, and M&A growth initiatives. As I highlighted earlier, we have the advantage of being a pioneer of the “eduverse” and bringing intuitive, immersive AR and VR experiences to educational settings, relative to solely entertainment-focused metaverse operators or web-focused edtech platforms you see here.

We are very proud of the operational and financial progress we have already made this year, as well as the enduring success of our strategy and longer-term vision. As you can see on slide 37, the zSpace leadership team brings decades of combined experience spearheading innovation in the technology and education industries, across start-ups and large corporations alike. Speaking for myself and our CFO, Joe Powers, zSpace is my fifth start-up and Joe’s tenth. Our full management team benefits from our collective expertise across sales, marketing, strategic partnerships, product and development, corporate finance, and corporate development.

To summarize, zSpace is at forefront of the “eduverse” as a leading educational AR and VR platform. Over 2,400 U.S. school districts have already adopted our proprietary, differentiated, and immersive technology, with extensive growth opportunities still left to capture in our core markets and newer regions, like APAC and EMEA. Through leveraging robust organic growth trends, our extensive developer and reseller networks, and continuing to drive profitable ARR growth, we are strengthening our existing advantages to enhance the capabilities and geographic reach of our platform. We look forward to working with the EdtechX team to complete a successful business combination and serve a growing community of learners around the globe.

END